

New York Mortgage Trust Reports Second Quarter 2005 Results

NEW YORK, NY – August 9, 2005 – New York Mortgage Trust, Inc. (NYSE: NTR), a self-advised residential mortgage finance company organized as a real estate investment trust ("REIT"), today reported results for the three months and six months ended June 30, 2005. Highlights included:

- Record second quarter loan origination volume with growth of over 83% to $939.7 million as compared to $514.0 million for the three months ended June 30, 2004 and relative to an overall industry decline of 2.9% for the quarter as projected by the MBAA;

- Record second quarter loan application volume of $1.4 billion for the three months ended June 30, 2005;

- The net income for the Company's Mortgage Portfolio Management segment totaled $3.5 million, or $0.20 per share net of a one-time charge during the quarter related to severance benefits for the three months ended June 30, 2005;

- The net interest margin on the Company's mortgage portfolio for the three month period ended June 30, 2005 averaged 100 basis points down from 116 basis points in the prior quarter;

- Consolidated net income for the Company totaled $546,000 for the three months ended June 30, 2005, inclusive of a one-time charge related to severance benefits of approximately $3.0 million; and

- During the three months ended June 30, 2005, the Company undertook cost-cutting initiatives which reduced its overall recurring annual compensation expenses by an estimated $3.7 million.

Second Quarter Financial Highlights

For the quarter ended June 30, 2005, the Company's Mortgage Portfolio Management segment (REIT operations exclusive of its taxable REIT subsidiaries) reported revenues of $16.7 million and net income of $3.5 million, or $0.20 per share. For three months ended June 30, 2005, net income for this segment, excluding one-time severance related expenses of approximately $0.8 million, resulted in adjusted net income of approximately $4.3 million.

The Company's Mortgage Lending segment (the Company's wholly owned taxable REIT subsidiaries or "TRS") reported revenues of $14.4 million and a net loss of $2.9 million resulting in a consolidated net income of approximately $546,000 for the three months ended June 30, 2005. Adjusting for total severance related expenses during the three months ended June 30, 2005 of approximately $3.0 million would indicate adjusted consolidated net income of approximately $3.5 million.

The Mortgage Portfolio Management segment of the Company's REIT operations performed as expected in the current interest rate environment. The loss in the Company's TRS was primarily due to forgone gains on sale associated with the cost-basis transfer of originated loans to the REIT rather than being sold to third parties for which the Company would have earned additional premium income of approximately $2.2 million. In addition, the TRS incurred the majority of the one-time severance related expenses during the quarter of approximately $2.2 million and also incurred up-front expenses relating to the creation of its new wholesale loan division and branch expansion of approximately $0.8 million. Expenses of approximately $0.8 million related to its assumption of the branches and sales force of Guaranty Residential Lending, Inc. ("GRL") also were incurred by the TRS during the three months ended June 30, 2005. Adjusting for the aforementioned, the Company noted that its Mortgage Lending segment would have showed a modest profit in the second quarter.

Comments from Management

 "Our Mortgage Lending segment's second quarter performance is indicative of the success of our recent growth initiatives – both in terms of mortgage loan production and, after adjusting for one-time charges, profitability. Additionally, adjusting for one-time severance related charges in the Mortgage Portfolio Management segment resulted in earnings nearly on par with first quarter performance – despite the challenging interest rate environment," Steven Schnall, Chairman, President and Co-Chief Executive Officer, commented.

"Looking ahead, the end of the 2005 third quarter will mark the conclusion of a significant transition period for our Mortgage Lending segment which will enable us to begin to realize the true potential of this business. With the continued increase in loan origination volume, the trailing off of up-front GRL assumption expenses, the ramping of revenues in our start-up wholesale loan division, the reductions in compensation expenses, the completion of the installation of a new loan origination system and the absence of one-time severance charges, the mortgage origination business is expected to become a meaningful contributor to positive financial results going forward."

Mr. Schnall added, "Our goal, which we expect to achieve by year-end, is for our Mortgage Lending segment to be profitable notwithstanding the foregone premium on loans retained. This will enable our REIT portfolio to reap the ultimate benefit associated with self-originated loans in that its cost will typically be lower than the cost paid for comparable non-self-originated mortgage assets. This presents us an advantage by providing incremental yield and thus the ability to absorb additional hedging costs to mitigate interest rate risk."

"With our second loan securitization completed in July, we remain on target to achieve a substantially self-originated portfolio by the end of 2005. During the second quarter we originated over $939.7 million of mortgage loans and we expect to end the year well over two times our 2004 origination volume. Importantly, this projection excludes any results we anticipate from our latest wholesale and branch expansion initiatives which are just now beginning to generate additional volume. The Company's Mortgage Portfolio Management segment continues to perform to our expectations and, demonstrating the effectiveness of our interest rate management strategies to mitigate interest rate risk, our net duration gap is approximately seven months. Credit quality, an essential component of our business and one mitigated by our origination and investment practices and focus on high-quality borrowers, is outstanding: within our $1.5 billion investment portfolio at June 30, 2005, we have only two loans 30 days past due and we do not expect any losses on these loans."

Michael Wirth, Chief Financial Officer, added, "Our second quarter results do not reflect what we anticipate our quarterly stabilized performance to be once our various revenue and growth initiatives are fulfilled and we fully realize the benefits of certain cost-cutting initiatives recently undertaken. Staff reductions and related severance costs incurred during the second quarter of approximately $3.0 million are a natural maturation of our business since we became public a year ago and also reflect the full integration of our GRL acquisition in terms of evaluating efficiencies of our combined branches and infrastructure and eliminating redundancies resulting therefrom. As mentioned in last quarter's earnings call, the upfront costs of our GRL acquisition, primarily in the form of performance related restricted stock which have vesting periods of six to 30 months, continue to quickly amortize, from approximately $1.4 million in the first quarter down to approximately $0.8 million in the second quarter and to less than $0.4 million in the third quarter."

As of June 30, 2005, the Company's total assets were approximately $2.0 billion, including approximately $904.5 million of residential mortgage-backed securities, $382.6 million of loans collateralizing debt securities, $233.9 million of residential mortgage loans held for investment, $160.8 million due from loan purchasers, $100.3 million in receivables for securities sold, $89.2 million of residential mortgage loans held for sale and $46.1 million of advance fundings for pending loans to be closed. The Company, at June 30, 2005, had $1.8 billion outstanding under its various financing facilities.

A breakdown of the Company's loan originations for the 2005 second quarter follows:

	Number of Loans	Aggregate Principal Balance ($ in millions)	Percentage Of Total Principal	Weighted Average Interest Rate	Average Principal Balance	Weighted Average	
						LTV	FICO
ARM	1,839	$ 537.9	57.2%	5.90%	$ 292,482	72.7	709
Fixed-rate	1,777	337.1	35.9%	6.47%	189,732	72.7	718
Subtotal–non-FHA* ...	**3,616**	**$ 875.0**	**93.1%**	**6.12%**	**$ 241,988**	**72.7**	**712**
FHA – ARM	30	$ 4.8	0.5%	5.34%	$ 159,088	93.8	611
FHA – fixed-rate	449	59.9	6.4%	5.97%	133,408	92.6	624
Subtotal – FHA...........	479	$ 64.7	6.9%	5.92%	$ 135,016	92.7	623
Total ARM	1,869	$ 542.6	57.7%	5.89%	$ 290,341	72.9	708

Total fixed-rate...............	2,226	$ 397.1	42.3%	6.39%	$ 178,371	75.7	704
Total Originations	**4,095**	**$ 939.7**	**100.0%**	**6.10%**	**$ 229,475**	**74.0**	**706**
Purchase mortgages........	2,652	$ 587.8	62.6%	6.21%	$ 221,657	76.4	720
Refinancings	964	287.2	30.5%	5.94%	297,918	65.0	695
Subtotal–non-FHA* ..	**3,616**	**$ 875.0**	**93.1%**	**6.12%**	**$ 241,988**	**72.7**	**712**
FHA – purchase	85	$ 13.9	1.5%	5.99%	$ 163,693	96.3	644
FHA – refinancings........	394	50.8	5.4%	5.91%	128,829	91.7	617
Subtotal – FHA..........	479	$ 64.7	6.9%	5.92%	$ 135,016	92.7	623
Total purchase................	2,737	$ 601.7	64.0%	6.20%	$ 219,857	76.8	719
Total refinancings	1,358	$ 338.0	36.0%	5.93%	$ 248,860	69.1	684
Total Originations	**4,095**	**$ 939.7**	**100.0%**	**6.10%**	**$ 229,475**	**74.0**	**706**

* FHA originations are Streamlined Refinance mortgages with low average balances. All loans from this branch are and will continue to be sold to third party investors.

Investment Activity

At the end of the second quarter, the Company's portfolio of investment securities totaled $904.5 million and had a weighted average purchase price of 101.29. Approximately 64% of the securities purchased are backed by 3/1 hybrid adjustable rate mortgages, 28% are backed by 5/1 hybrid adjustable rate mortgages and the remaining 8% comprised of short reset floating rate securities. In addition, loans collateralizing debt obligations totaled $382.6 million and had an average purchase price of 100.96. The Company had mortgage loans held for investment of $233.9 million at an average purchase price of 100.59. Approximately 40% of loans held in the investment portfolio have interest rate resets of less than 24 months, 18% with resets less than 36 months and the remaining 42% with resets greater than 36 months. The investment securities and the loans collateralizing debt obligations are financed in part with debt totaling $1.3 billion.

The net interest margin on the Company's mortgage portfolio for the three month period ended June 30, 2005 averaged 100 basis points down from 116 basis points in the prior quarter. This reduction in spreads is reflective of the current flattening yield curve environment as well as accelerated prepayment speeds on our securities portfolio. As we continue to replace our portfolio from acquired securities to self-originated loans we expect to more fully realize the benefits associated with our self-origination capabilities.

The following table summarizes our investment portfolio of residential mortgage-backed securities and loans owned at June 30, 2005, classified by type of issuer or by ratings categories:

	Par Value	**Coupon**	**Carrying Value**	**Yield**
Agency ARMs	$ 495,007,078	4.22%	$ 498,553,445	3.99%
Non-Agency AAA – rated ARMs......	370,564,910	4.67%	371,931,936	4.38%
Floating Rate CMOs	33,995,787	4.23%	34,042,152	4.24%
Loans held for investment..................	232,476,633	5.32%	233,853,469	5.21%
Loans held in securitization trust	378,915,161	4.50%	382,569,880	4.14%
Total	$1,510,959,569	4.57%	$1,520,950,882	4.32%

Conference Call
On Wednesday, August 10, 2005 at 10:00 a.m. Eastern time, New York Mortgage Trust's executive management will host a conference call and audio webcast highlighting the Company's second quarter financial results. The conference call dial-in number is 303-262-2140. A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis, at http://www.earnings.com or at the Investor Relations section of the Company's website at http://www.nymtrust.com. Please allow extra time, prior to the call, to visit the site and download the necessary software to listen to the Internet broadcast. The online archive of the webcast will be available for approximately 90 days.

About New York Mortgage Trust
New York Mortgage Trust, Inc. (NYMT) is a real estate investment trust (REIT) focused on owning and managing a leveraged portfolio of residential mortgage securities and a mortgage origination business. The mortgage portfolio is comprised largely of prime adjustable-rate and hybrid mortgage loans and securities, much of which, over time will be originated by NYMT's wholly owned mortgage origination business, The New York Mortgage Company, LLC (NYMC), a taxable REIT subsidiary. The ability to build a portion of its loan portfolio from loans internally originated is a cornerstone of NYMT's strategy.

For Further Information

AT THE COMPANY
Michael I. Wirth, Chief Financial Officer
Phone: 212-634-2342
Email: mwirth@nymtrust.com

AT FINANCIAL RELATIONS BOARD
Joe Calabrese (General) 212-445-8434
Julie Tu (Analysts) 212-445-8456

This news release contains forward-looking statements that predict or describe future events or trends. The matters described in these forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. The Company faces many risks that could cause its actual performance to differ materially from the results predicted by its forward-looking statements, including, without limitation, the possibilities that a rise in interest rates may cause a decline in the market value of the Company's assets, a decrease in the demand for mortgage loans may have a negative effect on the Company's volume of closed loan originations, prepayment rates may change, borrowings to finance the purchase of assets may not be available on favorable terms, the Company may not be able to maintain its qualification as a REIT for federal tax purposes, the Company may experience the risks associated with investing in real estate, including changes in business conditions and the general economy, and the Company's hedging strategies may not be effective. The reports that the Company files with the Securities and Exchange Commission contain a fuller description of these and many other risks to which the Company is subject. Because of those risks, the Company's actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by its forward-looking statements. The information set forth in this news release represents management's current expectations and intentions. The Company assumes no responsibility to issue updates to the forward-looking matters discussed in this news release.

FINANCIAL TABLES FOLLOW

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,	
	2005	2004	2005	2004
REVENUE:				
Gain on sales of mortgage loans	$ 12,648,668	$ 10,451,171	$ 8,328,168	$ 6,945,082
Interest income:				
Loans held for sale	6,100,168	3,146,847	3,507,278	1,885,778
Investment securities and loans	24,826,825	—	12,105,087	—
Loans collateralizing debt obligations	5,859,042	—	4,057,127	—
Brokered loan fees	4,533,801	2,960,473	2,533,568	777,694
Gain on sale of securities	921,402	606,975	544,319	606,975
Miscellaneous income	103,640	45,977	(10,412)	30,208
Total revenue	54,993,546	17,211,443	31,065,135	10,245,737
EXPENSES:				
Salaries, commissions and benefits	16,572,261	6,890,838	9,429,500	4,171,660
Interest expense:				
Loans held for sale	3,842,710	1,732,297	1,994,900	1,123,686
Investment securities and loans	21,884,873	—	12,120,701	—
Subordinated debentures	493,578	—	415,822	—
Brokered loan expenses	4,205,608	2,119,522	2,686,118	835,303
Occupancy and equipment	3,716,455	1,537,517	1,581,821	875,987
Marketing and promotion	2,589,727	1,296,391	1,189,861	812,105
Data processing and communications	1,189,582	621,236	671,861	453,193
Office supplies and expenses	1,257,560	647,240	684,874	429,369
Professional fees	1,846,533	653,754	1,102,465	400,666
Travel and entertainment	445,611	305,275	230,154	116,927
Depreciation and amortization	767,201	205,906	424,309	102,953
Other	553,323	693,071	176,665	532,996
Total expenses	59,365,022	16,703,047	32,709,051	9,854,845
(LOSS) INCOME BEFORE INCOME TAX BENEFIT	(4,371,476)	508,396	(1,643,916)	390,892
Income tax benefit (expense)	4,880,000	(10,000)	2,190,000	(10,000)
NET INCOME	$ 508,524	$ 498,396	$ 546,084	$ 380,892
Basic income per share	$ 0.03	$ 0.03	$ 0.03	$ 0.02
Diluted income per share	$ 0.03	$ 0.03	$ 0.03	$ 0.02
Weighted average shares outstanding - basic	17,802,331	17,797,375	17,807,233	17,797,375
Weighted average shares outstanding - diluted	18,122,503	18,162,125	18,120,974	18,162,125

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2005 (unaudited)	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 3,931,217	$ 7,613,106
Restricted cash	975,874	2,341,712
Investment securities — available for sale	904,527,533	1,204,744,714
Receivable for securities sold	100,332,440	—
Due from loan purchasers	160,802,501	79,904,315
Escrow deposits — pending loan closings	46,061,064	16,235,638
Accounts and accrued interest receivable	13,098,381	15,554,201
Mortgage loans held for sale	89,188,402	85,384,927
Mortgage loans collateralizing debt obligations	382,569,880	—
Mortgage loans held for investment	233,853,469	190,153,103
Prepaid and other assets	11,656,197	4,351,869
Derivative assets	7,260,152	3,677,572
Property and equipment, net	5,637,519	4,801,302
TOTAL ASSETS	$1,959,894,629	$1,614,762,459
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Financing arrangements, portfolio investments	$1,280,405,077	$1,115,809,285
Financing arrangements, loans held for sale/for investment	513,480,699	359,202,980
Due to loan purchasers	842,683	350,884
Accounts payable and accrued expenses	27,608,489	19,485,241
Subordinated debentures	25,000,000	—
Derivative liabilities	631,982	164,816
Other liabilities	428,919	267,034
Total liabilities	1,848,397,849	1,495,280,240
STOCKHOLDERS' EQUITY :		
Common stock, $0.01 par value, 400,000,000 shares authorized 18,217,498 shares issued and 17,960,198 outstanding at June 30, 2005 and 18,114,445 shares issued and 17,797,375 outstanding at December 31, 2004	182,181	180,621
Additional paid-in capital	112,561,263	119,045,450
Accumulated other comprehensive (loss) income	(1,246,664)	256,148
Total stockholders' equity	111,496,780	119,482,219
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,959,894,629	$1,614,762,459

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

SELECTED SEGMENT REPORTING
(unaudited)

	For the Three Months Ended June 30, 2005		
	Mortgage Portfolio Management Segment	Mortgage Lending Segment	Total
Total revenue	$ 16,691,868	$ 14,373,267	$ 31,065,135
Total expense	13,198,275	17,320,776	30,519,051
Net income (loss)	$ 3,493,593	$ (2,947,509)	$ 546,084
Total assets	$ 1,642,137,405	$ 317,757,224	$ 1,959,894,629
Total equity	$ 106,279,299	$ 5,217,481	$ 111,496,780